FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                            For the month of May 2006


                               DIANA SHIPPING INC.
                 (Translation of registrant's name into English)

                               Diana Shipping Inc.
                                   Pendelis 16
                              175 64 Palaio Faliro
                                 Athens, Greece

                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F [X]    Form 40-F [_]


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes [_]            No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Diana Shipping Inc. (the "Company") on May 11, 2006, announcing the Company's Financial Results for the First Quarter Ended March 31, 2006, the declaration of a cash dividend and a Conference Call and Webcast to be Held on May 12, 2006.

                                        Corporate Contact:
                                        Ioannis Zafirakis
                                        Director and Vice-President
                                        Telephone: + 30-210-9470100
                                        Email: izafirakis@dianashippinginc.com

                                        Investor and Media Relations:
                                        Edward Nebb
                                        Euro RSCG Magnet
                                        Telephone: + 1-212-367-6848
                                        Email: ed.nebb@eurorscg.com



                  DIANA SHIPPING INC. REPORTS FINANCIAL RESULTS
                   FOR THE FIRST QUARTER ENDED MARCH 31, 2006

        DECLARES CASH DIVIDEND OF $0.345 PER SHARE FOR THE FIRST QUARTER

             CONFERENCE CALL AND WEBCAST TO BE HELD ON MAY 12, 2006


ATHENS, GREECE, May 11, 2006 - Diana Shipping Inc. (NYSE: DSX), a global shipping transportation company specializing in dry bulk cargoes, today reported net income of $11.7 million for the three months ended March 31, 2006 compared to $14.6 million for the same period of 2005. Voyage and time charter revenues were $24.2 million for the three months ended March 31, 2006, compared to $23.9 million for the same period of 2005. Voyage and time charter revenues and net income reported for the first quarter of 2006 have been reduced by $0.8 million, reflecting the non-cash amortization of the prepaid time charter revenue of the vessel Thetis.

Dividend declaration

The Company has declared a cash dividend on its common stock of $0.345 per share, based on the Company's results from operations during the quarter ended March 31, 2006. The cash dividend will be payable on or about June 8, 2006 to all shareholders of record as of May 18, 2006. The Company has 45 million shares of common stock outstanding.

During the quarter ended March 31, 2006, there were 12.7 vessels on average operating in the Company's fleet, as compared with 8.0 vessels during the corresponding period of 2005.


Fleet Employment Profile
Currently Diana's fleet is employed as follows:

                     Sister
  Name               ships(3)      Year Built            DWT                Employment (1)                Expiration(2)
-----------------    ----------   --------------    ---------------    --------------------------    -----------------------
Nirefs                   A            2001              75,311          4TCs Average + 4.5%(4)            Mar 04, 2006
Alcyon                   A            2001              75,247                 $ 22,582                   Oct 15, 2007
Triton                   A            2001              75,336                  $18,250                   May 12, 2006
Oceanis                  A            2001              75,211                  $17,000                   May 20, 2006
Dione                    A            2001              75,172                  $16,300                  June 10, 2006
Danae                    A            2001              75,106                 $ 30,000                   Jan 13, 2007
Protefs                  B            2004              73,630              4TCs Average(4)               Jan 04, 2007
Calipso                  B            2005              73,691              4TCs Average(4)               Dec 21, 2007
Clio                     B            2005              73,691           4TCs Average +$850(4)            Jan 02, 2007
Thetis                   B            2004              73,583                 $ 25,000                   Jul 19, 2007
Erato                    C            2004              74,444                 $ 21,000                   Oct 22, 2006
Coronis                  C            2006              74,381                 $ 21,000                   Dec 27, 2006
Pantelis SP              -            1999             169,883                 $ 47,500                   Jan 25, 2008
                                                    ---------------
                                            Total:       1,064,686

(1)  Gross Time Charter Rate per day.

(2)  Estimated dates assuming earliest redelivery by charterers.

(3) Each vessel is a sister ship of the other vessels that have the same letter.

(4) Adjustable every 15 days based on the average of four main pre-determined time charter routes, as published by the Baltic Exchange.

(5)  As of March 31, 2006


Summary of Selected Financial & Other Data
                                                             Three Months Ended
                                                                March 31,
                                                               2006     2005
                                                             -------  ---------

(unaudited) (unaudited)
       INCOME STATEMENT DATA (in thousands of US Dollars):
            Voyage and time charter revenues               $ 24,179   $ 23,906
            Voyage expenses                                   1,755      1,634
            Vessel operating expenses                         4,927      3,176
            Net income                                       11,716     14,555
       FLEET DATA
            Average number of vessels                          12.7        8.0
            Number of vessels at the end of the period         13.0        9.0
            Weighted average age of fleet (in years)            3.8        3.8
            Ownership days                                    1,146        723
            Available days                                    1,112        723
            Operating days                                    1,108        718
            Fleet utilization                                  99.6%      99.3%
       AVERAGE DAILY RESULTS
            Time charter equivalent (TCE) rate (1)         $ 20,165   $ 30,805
            Daily vessel operating expenses (2)            $  4,299   $  4,393

(1) Time charter equivalent rates, or TCE rates, are defined as our voyage and time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.

(2) Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Conference Call and Webcast Information

Diana Shipping Inc. will conduct a conference call and simultaneous Internet webcast webcast to review these results at 10:00 A.M. (Eastern Time) on Friday, May 12, 2006.

Investors may access the webcast by visiting the Company's website at www.dianashippinginc.com, and clicking on the webcast link. The webcast also is accessible at www.viavid.net, by clicking on the Diana Shipping link under "Events". The conference call also may be accessed by telephone by dialing 1-877-692-2086 (for U.S.-based callers) or 1-973-935-8599 (for international callers).

A replay of the webcast will be available soon after the completion of the call and will be accessible on both www.dianashippinginc.com and www.viavid.net. A telephone replay will be available by dialing 1-877-519-4471 (for U.S.-based callers) or 1-973-341-3080 (for international callers); callers must use the PIN number 7358810.

About the Company

Diana Shipping Inc. is a global provider of shipping transportation services. The Company specializes in transporting dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes. Diana Shipping Inc. priced its initial public offering of common stock on March 17, 2005.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" "pending and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

                         (See financial tables attached)


                                                     DIANA SHIPPING INC.
                                                       FINANCIAL TABLES
                         Expressed in thousands of U.S. Dollars, except share, per day and fleet data


CONSOLIDATED STATEMENTS OF INCOME
                                                                                            Three Months Ended
                                                                                                  March 31,
                                                                                         2006             2005
                                                                                    --------------    ---------------
(unaudited) (unaudited)
 REVENUES:
 Voyage and time charter revenues                                                    $       24,179   $      23,906
 EXPENSES:
      Voyage expenses                                                                         1,755           1,634
      Vessel operating expenses                                                               4,927           3,176
      Depreciation and amortization of deferred charges                                       3,757           1,879
      Management fees                                                                           572             363
      Executive management services and rent                                                     76             342
      General and administrative expenses                                                       824             430
      Foreign currency losses (gains)                                                            10             (8)
                                                                                       -------------    ------------
      Operating income                                                                       12,258          16,090
                                                                                       -------------    ------------

 OTHER INCOME (EXPENSES):
      Interest and finance costs, net                                                          (785)         (1,677)
      Interest Income                                                                           243             142
                                                                                       -------------    ------------

      Total other income (expenses), net                                                       (542)         (1,535)
                                                                                       -------------    ------------

 Net Income                                                                          $       11,716   $      14,555
                                                                                       =============    ============

Earnings per common share, basic and diluted                                         $         0.26   $        0.49
                                                                                       =============    ============

Weighted average number of common shares, basic and diluted                              45,000,000      29,550,000
                                                                                       =============    ============

BALANCE SHEET DATA
                                                                                          March 31,    December 31,
                                                                                            2006            2005
                                                                                      --------------  -------------
ASSETS                                                                                  (unaudited)
------

 Cash and cash equivalents                                                                   19,418          21,230
 Other current assets                                                                         5,319           5,367
 Advances for vessels under construction and acquisitions and other vessel costs                  -           4,221
 Vessels' net book value                                                                    345,840         307,305
 Other non-current assets                                                                     3,408           3,826
                                                                                      -------------    -------------
     Total assets                                                                    $      373,985         341,949
                                                                                      =============    =============

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities, including current portion of long term debt                              4,619           4,667
Long-term debt, net of current portion                                                       51,169          12,859
Other non-current liabilities                                                                   247             265
Total stockholders' equity                                                                  317,950         324,158
                                                                                      -------------    -------------
     Total liabilities and stockholders' equity                                      $      373,985         341,949
                                                                                      =============    =============

OTHER FINANCIAL DATA
                                                                                            Three Months Ended
                                                                                                March 31,
                                                                                        2006              2005
                                                                                      -------------    --------------

(unaudited) (unaudited)
Net cash from operating activities                                                   $       15,605   $      17,754
Net cash used in investing activities                                                       (37,917)        (72,232)
Net cash from financing activities                                                           20,500          88,049

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               DIANA SHIPPING INC.
                                  (registrant)


Dated:  May 11, 2006                        By:  /s/ Anastassis Margaronis
                                                 --------------------------
                                                     Anastassis Margaronis
                                                     President








SK 23159 0002 669518